Exhibit 99.8

NICE Actimize Establishes Strategic Partnership with Tata Consultancy Services to
Expand Markets for its Financial Crime Solutions

Customers across financial services organizations, including the insurance industry, will benefit from the new partnership designed to simplify business processes and foster innovation

Hoboken, N.J., September 21, 2021 - NICE Actimize, a NICE (Nasdaq: NICE) business, today announced a strategic partner agreement with Tata Consultancy Services (TCS), (BSE: 532540, NSE: TCS), a leading global IT services, consulting and business solutions organization, to expand its markets for its financial crime solutions to TCS’s broad customer base focused on banking, insurance and other financial services organizations.

TCS’ comprehensive set of services in the financial crime domain include consulting, analytics, transformation and technology solutions, platform solutions, and change management services. TCS continuously invests in financial crime and compliance-focused research to combat financial crime, enhance associated market compliance, and minimize financial and reputational risks.

Among the additional benefits of this collaboration, client organizations will receive an efficient path to demonstrate innovation, improve operational efficiencies, and simplify business processes. TCS will leverage its Machine First™ approach and innovative solutions in financial crime and compliance to offer end-to-end services to financial institutions to control financial crime and fraud risks

“Evolving financial crime typologies, increased transgressions, and higher risk exposures require financial institutions to continuously enhance the controls for combating financial crime. Advanced technology designs, data interventions, and digitalization can enable these organizations to maintain a robust defense,” said K Krithivasan, Business Group Head, Banking, Financial Services, and Insurance, TCS. “The TCS and NICE Actimize partnership will bring in the right mix of domain expertise, data analytics, world-class solutions, scale and agility to help our customers transform their financial crime controls and compliance function.”

Craig Costigan, CEO, NICE Actimize, said, “As we join together with the TCS organization, NICE Actimize is excited to expand the footprint for our financial crime solutions, while allowing us to provide enhanced customer support and services. We welcome the opportunity to further our market expansion within TCS’s extensive network.”

About Tata Consultancy Services (TCS)
Tata Consultancy Services is an IT services, consulting and business solutions organization that has been partnering with many of the world’s largest businesses in their transformation journeys for over 50 years. TCS offers a consulting-led, cognitive powered, integrated portfolio of business, technology and engineering services and solutions. This is delivered through its unique Location Independent Agile™ delivery model, recognized as a benchmark of excellence in software development.

A part of the Tata group, India's largest multinational business group, TCS has over 500,000 of the world’s best-trained consultants in 46 countries. The company generated consolidated revenues of US $22.2 billion in the fiscal year ended March 31, 2021 and is listed on the BSE (formerly Bombay Stock Exchange) and the NSE (National Stock Exchange) in India. TCS' proactive stance on climate change and award-winning work with communities across the world have earned it a place in leading sustainability indices such as the MSCI Global Sustainability Index and the FTSE4Good Emerging Index. For more information, visit www.tcs.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.